UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
     PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

DEUTSCHE TELEKOM AG
(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom has adjusted guidance for 2007 in accordance with tough competitive environment

Jan 28, 2007

Ad hoc announcement of Deutsche Telekom AG according to § 15 WpHG

•	Deutsche Telekom has adjusted guidance for 2007 in accordance with tough competitive environment-additional expenditures for market approach planned
•	Foreign exchange rate impacts negatively on earnings expectation
•	Adjusted EBITDA and group free cash flow for 2006 within expectations
•	Board of Management continues to plan to recommend to the Supervisory Board a dividend of at least 72 Eurocents per share for 2006

Deutsche Telekom has adjusted its expectation for group revenue and adjusted EBITDA for 2007 in accordance with the extremely tough domestic competitive environment and the recent development in foreign exchange rates. In terms of adjusted EBITDA the expectation is now 19.0 billion Euros, compared to the previous expectation of 19.7 to 20.2 billion Euros. In terms of group revenue, a moderate increase is expected for 2007. Free cash flow is expected to be at the same level as reached in 2006.

Deutsche Telekom sees itself confirmed by the operational development in the fourth quarter in terms of the alignment of the German business. The market position, achieved by the new tariffs, will be strengthened and expanded beyond 2007 by additional measures in service and marketing.

For 2006, based on a preliminary assessment, the Board of Management expects to meet the expectations for group adjusted EBITDA and free cash flow. In terms of adjusted EBITDA, an expectation of 19.2 to 19.7 billion Euros has been communicated. With at least 5.5 billion Euros free cash flow (prior to spectrum capex in the U.S.) is expected to exceed the guidance of 5 billion Euros. Group revenue of 61.3 billion according to preliminary results is slightly below the low end of the guidance of 61.5 to 62.1 billion Euros. On the basis of this assessment the Board of Management continues to plan to recommend to the Supervisory Board the payment of a dividend of at least the prior year’s level of 72 Eurocents per share.

- End of ad-hoc- announcement -

With regard to the domestic business in 2007 Deutsche Telekom assumes a significantly changed assessment of the market in terms of competitive and pricing development in the fixed network business in particular in the strategic business area Broadband/Fixed Network. In 2007 T-Com will continue to play an active role in the expected continued tough pricing competition, as already shown with the 3x3 tariffs introduced in September 2006. In addition T-Com’s position in terms of new customer acquisition and customer loyalty will be strengthened with significantly increased expenditures for service and marketing.

As a result of these effects and measures Deutsche Telekom anticipates that the adjusted EBITDA of the strategic business area Broadband/Fixed Network will be reduced by 0.8 billion Euros in 2007, compared to the previous internal planning.

In the mobile business the recent development of foreign exchange rates has a negative impact on revenue and EBITDA. The newly assumed exchange rates will have a negative impact of 0.2 billion Euros on the adjusted EBITDA of the strategic business area mobile in 2007.

In addition, it is expected for T-Mobile Germany that the decrease in prices, which was minus 11 percent in 2006 according to the Federal Statistics Office, will continue. As a result of this price pressure as well as additional expenditures to strengthen the market position the EBITDA contribution of the strategic business area mobile will be lowered by approximately 0.2 billion Euros, compared to the previous internal planning.

This announcement contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Form 20-F report filed with the U.S. Securities and Exchange Commission.

Among the relevant factors are the progress of Deutsche Telekom’s work-force reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so.

As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the company’s results. Among the adjustments to be made in determining adjusted EBITDA in 2006 and 2007 will be the costs of the Group’s workforce adjustment initiative, which Deutsche Telekom estimates will result in costs and charges totalling approximately 3.3 billion Euros.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted

EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the “Reconciliation of pro forma figures”, which is also posted on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President Chief Accounting Officer

Date: January 29, 2007